	Proxy Form			MDS Inc. Annual and Special Meeting of Shareholders to be held on Thursday, March 6, 2003

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned shareholder of MDS Inc. (the "Company") hereby appoints
Wilfred G. Lewitt, or, failing him, Peter E. Brent, or, instead of either of them _________________________ as proxy of the undersigned, to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of the Shareholders of the Company to be held in Toronto, Ontario, Canada on March 6, 2003 (the "Meeting"), and at any and all adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Without limiting the general powers and authority hereby conferred on the proxy, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as follows:

Management recommends a vote FOR the election of directors, FOR the appointment of auditors, FOR the confirmation of the By-law and FOR the renewal of the Shareholder Rights Plan.

Shareholders are entitled to vote at the Meeting either in person or by proxy. If the shareholder intends to vote by proxy, this form of proxy or another proper form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and returned in the envelope provided to the Company's transfer agent and registrar, CIBC Mellon Trust Company, at least two business days prior to the Meeting, or any adjournment thereof. If this proxy is not dated, it will be deemed to be dated on the date upon which it was mailed to the Company.

THREE WAYS TO VOTE!

Dated this ______ day of ___________________ , 2003.

1.	Election of Directors	FOR [ ]	WITHHOLD [ ]

______________________________________________________________________
Signature of Shareholder /Authorized Officer

_____________________________________________________________________
Name of Shareholder (Please PRINT clearly)

2.	Appointment of Auditors	FOR [ ]	WITHHOLD [ ]
3.	Resolution confirming By-law No. 1-2002	FOR [ ]	AGAINST [ ]
4.	Special Resolution renewing the Shareholder Rights Plan	FOR [ ]	AGAINST [ ]

This proxy will be voted in accordance with the instructions specified. Where no choice is specified, this proxy will be voted FOR the matters referred to above.

This proxy confers discretionary authority for the above-named persons to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this proxy and any other matter which may properly come before the Meeting.

Each shareholder has the right to appoint a person or company, who need not be a shareholder, to attend and act on his or her behalf at the Meeting other than the person designated in this form of proxy. Such right may be exercised by striking out the printed names and by inserting in the space provided the name of the person or company to be appointed.

Control No.:

___________________________________________

Notes

  This proxy must be signed by a shareholder or his or her attorney duly authorized in writing . If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
  If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the name must be printed in the space provided. This proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other shareholder must be attached to this proxy.
  Some shareholders may own shares as both a Registered Shareholder and as a Beneficial Shareholder, in which case, you may receive more than one Proxy Circular and will need to vote separately as a Registered Shareholder and as a Beneficial Shareholder. Beneficial Shareholders may be forwarded either a proxy already signed by the Intermediary or a voting instruction form to allow them to direct the voting of shares they beneficially own. Beneficial Shareholders should follow instructions for voting conveyed to them by their Intermediaries.
  If a share is held by two or more persons any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote at the meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of that share.
  All shareholders should refer to the accompanying Proxy Circular for further information regarding completing and use of this proxy and other information pertaining to the meeting.
  If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.
  Each shareholder who is unable to attend the meeting is respectfully requested to vote either by Mail, Internet or Telephone.

MDS now offers up to three ways to cast your vote: by Mail, or by Internet (from anywhere in the word), or by Phone (in North America). Choose whichever method is easiest for you. Voting Instructions

VOTE BY MAIL To vote by mail from anywhere in the world: 1. Complete the front of this form 2. Sign and return the form in the enclosed envelope

Or vote by Internet or Telephone. It's fast, convenient and your vote is immediately confirmed!

VOTE BY INTERNET
To vote by internet from anywhere in the world:
1. Go to the website www.proxyvoting.com/MDS
2. Follow the instructions on the screen
3. You will be required to enter the 13-digit Control Number located on the front of this form

VOTE BY TELEPHONE
To vote by phone from Canada or the United States:
1. Using a touch-tone phone, call toll free 1-877-290-3210
2. Follow the voice instructions
3. When prompted, enter the 13-digit Control Number located on the front of this form